Embargoed until 7.00am 17 April 2007



TESCO PLC
PRELIMINARY RESULTS 2006/7

52 weeks ended 24 February 2007

ING FOR THE FUTURE – DELIVERING TODAY

On a continuing* business basis:	2006/7	Comparable Basis 52 vs 52 weeks for International	Statutory Basis 52 vs 60 weeks for International
Group sales (inc. VAT)	£46.6bn	10.9%	8.1%
Group revenue (exc. VAT)	£42.6bn	10.9%	8.1%
Group trading profit**	£2,478m	11.1%	9.6%
Underlying profit***	£2,545m	13.2%	11.8%
Group profit before tax****	£2,653m	20.3%	18.7%
Underlying*** diluted earnings per share	22.36p	11.6%	10.1%
Diluted earnings per share	23.31p	18.5%	17.0%

HIGHLIGHTS (on a 52-week comparable basis for International)

- **13.2% growth in underlying profit***, 11.1% increase in group trading profit****
- **10.9% increase in Group sales**
- **11.6% increase in underlying*** diluted earnings per share; 12.0% increase in final dividend to 6.83p, making full-year dividend 9.64p up 11.7%**
- **Good progress across all four parts of strategy:**
  - **International sales up 17.9%; trading profit** up 18.0%; 8.2m sq ft opened**
  - **Core UK sales up 9.0%; trading profit** up 9.2%; just over 2m sq ft opened**
  - **UK Non-food sales up 11.6%; Tesco Direct fully launched**
  - **Tesco.com sales up 29.2%, profit (pre-Direct start-up costs) up 48.5%; Tesco Personal Finance makes £130m profit (our share £65m); Telecoms into profit**
- **Property funding programme underway – with profits from property-related items of £139m. £5bn programme now enlarged**
- **Share buy-back commenced, with almost £470m worth of shares re-purchased so far – with plans to increase original £1.5bn to £3.0bn**
- **Tesco making long-term commitments on community and environment issues - including new initiatives on packaging, milk pricing, carbon labelling and regeneration**
- **Plans to create over 25,000 new jobs worldwide this year**

Terry Leahy, Chief Executive, comments:

"Tesco is investing for the future and delivering today. These results demonstrate that we have again made good progress across the Group, whilst making significant start-up investment in new businesses and coping well with challenging conditions in some markets. We are pleased with the early performance from Tesco Direct and our plans to open stores in the United States later this year are on track."

* These results are presented on a continuing business basis (i.e. exclude Taiwan, which we divested in an asset swap with Carrefour).
** Trading profit is our profit measure at segmental level, which excludes the non-cash elements of IAS 19 (Pensions) and property profits.
*** Underlying pre-tax profit is our profit measure which excludes the non-cash elements of IAS 32, IAS 39 and IAS 19 (Pensions).
**** Including the exceptional net gain associated with the 2006 Finance Act pensions adjustment ('Pensions A-day') and the impairment of our Gerrards Cross site. These items are excluded from Trading profit and Underlying profit

RESULTS

Group. These results are for the 52 weeks ended 24 February 2007, compared with the equivalent 52-week period for the UK and the Republic of Ireland combined with the 60-week period to the end of February 2006 for the remainder of the international businesses (excluding China). Where appropriate, and for ease of comparison, total Group and segmental results are also reported against a comparable 52-week period to 25 February 2006.

Group sales, including VAT, increased by 8.1% to £46.6bn (last year £43.1bn) and by 10.9% on a comparable 52-week basis. At constant exchange rates, sales increased by 7.9% and 10.8% respectively.

Last April, with our Preliminary Results for 2005/6, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). Underlying profit rose to £2,545m in the year, an increase of 13.2% on a comparable 52-week basis. This includes, as usual, property profits but excludes both the gain in the year from the 2006 Finance Act pensions adjustment (Pensions A-Day) and the impairment charge on our Gerrards Cross site (see page 4 below).

With our Interim Results for 2006/7, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, also excludes the non-cash element of the IAS 19 pension charge. In the current year this measure also excludes the Pensions A-Day gain and the impairment charge on Gerrards Cross. Group trading profits were £2,478m, up 11.1% on last year on a comparable basis.

Group operating profit rose by 17.7% to £2,648m. Total net Group property profits were £139m, comprising £98m in the UK, a £6m loss in Asia and a £47m profit within Joint Ventures and Associates.

	Comparable Basis 52 weeks vs 52 weeks			**Statutory Basis 52 vs 60 weeks**
	Actual rates		Constant	Actual rates
Group sales (inc. VAT)	£46,611m	10.9%	10.8%	8.1%
Group profit before tax	£2,653m	20.3%	19.9%	18.7%
Group operating profit	£2,648m	17.7%	17.4%	16.1%
Group underlying profit	£2,545m	13.2%	12.9%	11.8%
Group trading profit	£2,478m	11.1%	10.8%	9.6%
Trading margin	5.8%	-	-	-

International. On a comparable 52 week basis, total international sales grew by 17.9% at actual rates exchange rates to £11.0bn and by 17.4% at constant exchange rates. Like-for-like sales in International grew by 2.0% in the year, with net new space contributing the remaining 15.4%.

International contributed £564m to trading profit, up 18.0% on last year on a comparable basis, with stable trading margins at 5.7%. At constant exchange rates, international trading profit grew by 16.5%. Before integration costs and initial operating losses, trading profit rose by 20.9% and margins increased slightly.

	Comparable Basis 52 weeks vs 52 weeks			**Statutory Basis 52 vs 60 weeks**
	Actual rates		Constant	Actual rates
International sales (inc. VAT)	£11,031m	17.9%	17.4%	5.3%
International trading profit	£564m	18.0%	16.5%	10.8%
Trading margin	5.7%	-	-	-

In **Asia**, sales grew by 16.8% at actual exchange rates on a comparable 52 week basis to £4.7bn (last year £4.0bn). At constant rates, sales grew by 13.5%. After charging £0.3m of integration costs and initial operating losses on the Makro stores acquired in Malaysia, trading profit increased, by 18.8% to £246m at actual rates (last year £207m), on a comparable basis and by 14.5% at constant rates. Before integration costs and initial operating losses, trading profit increased by 14.7%. Trading margins rose in Asia, to 5.6% driven by strong performances in Korea, Thailand and Malaysia.

	Comparable Basis 52 weeks vs 52 weeks			**Statutory Basis 52 vs 60 weeks**
	Actual rates		Constant	Actual rates
Asia sales (inc. VAT)	£4,707m	16.8%	13.5%	1.0%
Asia trading profit	£246m	18.8%	14.5%	3.4%
Trading margin	5.6%	-	-	-

In the **Rest of Europe**, sales rose by 18.7% to £6.3bn (last year £5.3bn) on a comparable basis. At constant rates, sales grew by 20.3%. Trading profit increased by 17.3% at actual rates to £318m (last year £271m) and by 18.0% at constant rates. Trading margins reduced slightly, after charging £14.0m of integration costs and initial operating losses on the stores acquired from Carrefour and Edeka in the Czech Republic and Casino in Poland, and with improvements in most of Central Europe, Ireland and Turkey being offset by the continuing effects of a weak economy in Hungary. Before charging integration costs, trading profit grew by 22.5% and margins rose.

	Comparable Basis 52 weeks vs 52 weeks			**Statutory Basis 52 vs 60 weeks**
	Actual rates		Constant	Actual rates
Rest of Europe sales (inc. VAT)	£6,324m	18.7%	20.3%	8.7%
Rest of Europe trading profit	£318m	17.3%	18.0%	17.3%
Trading margin	5.7%	-	-	-

UK. UK sales increased by 9.0% to £35.6bn (last year £32.7bn), with like-for-like growth of 5.6% (including volume of 5.0%) and 3.4% from net new stores. Excluding petrol, like for like sales grew by 5.6%. In our stores, we saw modest inflation of 0.2%, as our continued investment in lowering prices for customers was more than offset by the strength of seasonal fresh food prices.

Fourth quarter like-for-like sales growth, excluding petrol, was 5.8%. This compared with growth of 5.6% in the third quarter. Including petrol, like-for-like sales grew by 4.9%. Total sales grew by 8.2% in the quarter, including 3.3% from net new stores. In the final seven weeks of the financial year, like for like growth excluding petrol, was 5.8%, with 4.0% coming from net new stores (which includes Tesco Direct).

Increased productivity and good expense control have enabled us to absorb significant external cost increases in the year, arising mainly from higher oil-related costs and increases in local business taxes. Start-up costs totalling £42m for Tesco Direct and establishing our operations in the United States were charged to the UK. Although the combined start-up losses were a little below our previous guidance of £50m, we expect these to increase during the current year, particularly in the US, as we recruit store and depot staff ahead of our planned launch later this year (see page 8).

Despite absorbing these additional costs, UK trading profit rose 9.2%, with trading margins at 5.9%, similar to last year.

	UK – 52 vs 52 weeks	
UK sales (inc. VAT)	£35,580m	9.0%
UK trading profit	£1,914m	9.2%
Trading margin	5.9%	-

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the year was £106m compared to £82m last year. Tesco Personal Finance (TPF) profit was £130m, of which our share was £65m, down on last year after absorbing higher provisions for bad and doubtful debts. Profits from property joint ventures rose significantly, due to the sale of two stores (in which we remain tenants) to third parties, realising £47m of property profits from two of our joint venture companies during the year.

In September, we sold our 38.5% equity stake in GroceryWorks internet grocery retailing business in the United States (US) to Safeway Inc., which resulted in a profit of £22m.

Exceptional items. Pensions adjustment (Pensions A-Day): In April 2006, a Finance Act revision was made known as Pensions A-Day. This change enabled members of our main UK defined benefit scheme to gain additional pension flexibility, altering our pension scheme assumptions and resulting in a reduction of the future liability by £250 million pre-tax. Changes in pension assumptions for the Republic of Ireland pension scheme produced a smaller gain of £8m, bringing the total exceptional gain to £258m, recognised in the Income Statement during the year. Gerrards Cross: We are facing continuing uncertainty in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. No decision has yet been taken about the future for this site. However, at year-end we have written off the carrying value of our existing asset there (an impairment charge of £35m). We are not yet in a position to assess any recoveries or liabilities in respect of ongoing claims.

Finance costs and tax. Net finance costs were £126m (last year £127m), giving interest cover of 21 times (last year 18 times). Total Group tax has been charged at an effective rate of 29.1% (last year 29.0%).

Underlying diluted earnings per share increased by 11.6% on a comparable basis, to 22.36p (last year - 20.04p).

Dividend. The Board has proposed a final dividend of 6.83p per share (last year 6.10p). This represents an increase of 12.0%. As announced with our Preliminary Results last year, we have now built dividend cover to comfortable levels and this increase in dividend is again in line with growth in underlying diluted earnings per share, which includes net property profits. We intend to continue to grow future dividends broadly in line with underlying diluted earnings per share growth.

The final dividend will be paid on 6 July 2007 to shareholders on the Register of Members at the close of business on 27 April 2007. Shareholders now have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan. This scheme replaced the scrip dividend at the last Interim Results and was introduced to reduce dilution of issued shares and improve earnings per share.

Cash Flow and Balance Sheet. Group capital expenditure (excluding acquisitions) rose as planned, to £3.0bn during the year (last year £2.8bn). UK capital expenditure was £1.9bn (last year £1.8bn), including £687m on new stores and £295m on extensions and refits. Total international capital expenditure rose slightly to £1.1bn (last year £1.0bn); comprising £0.4bn in Asia and £0.7bn in Europe.

The UK total includes £89m of capital invested in establishing our operations in the United States. We expect US investment to move to around the £250m level this year, in line with the guidance we issued when we announced our entry to the market last year. We expect Group capital expenditure this year to be around £3.5bn.

Cash flow from operating activities, including an improvement of £11m within working capital, totalled £3.5bn. Overall, the Group had a net cash outflow of £265m during the year, leaving net borrowings of £5.0bn at the year-end, £0.5bn higher than last year. Gearing was 48%.

Pensions. The provision of Tesco's award-winning UK defined benefit pension scheme for our staff remains an important priority. It goes to the heart of our values and helps us attract and retain the best people. We manage and fund our scheme on an actuarial valuation basis and,

as at December 2006, the scheme was estimated to be fully funded, largely as a result of improved asset performance.

IFRS requires that we value pension scheme liabilities using a high quality corporate bond yield, and calculate the operating charge in the Income Statement as if invested purely in bonds. At February 2007, the IAS 19 pension deficit was just under £670m on a post-tax basis, a significant reduction compared to last year, reflecting Pensions A-Day. The A-Day change enabled members of our main UK defined benefit scheme to gain additional pension flexibility, altering our pension scheme assumptions and resulting in a reduction of the future liability by £250 million pre-tax (see Pensions adjustment above).

Mainly as a consequence of bond yields increasing during 2006/7 as a whole, our IFRS pensions charge for the current year is expected to decrease by approximately £100m. We include in our own profit measure, the normal cash cost of funding the pension to reflect how the fund is actually managed and funded.

Return on Capital Employed. In April last year, we renewed our commitment to increasing our post-tax return on capital employed (ROCE), having exceeded our 2004 aspiration two years early. We set a new target to improve ROCE by a further 200 basis points. The strong performance of the business delivered slightly higher ROCE in 2006/7 – at 12.6% (last year 12.5%), excluding the benefit of Pensions A-Day. This represents good progress and was achieved despite carrying the extra start-up costs and investment in the US and Tesco Direct as well as the integration costs and capital employed in our International acquisitions including Hymall. This means that ROCE is on track to meet our new target.

RELEASING VALUE FROM PROPERTY

As announced last April, we plan to release cash from property through a sequence of joint ventures and other transactions, both in the UK and internationally and return significant value to shareholders, either through enhanced dividends (through the growth in underlying earnings per share, which includes property profits) or share buy-backs. The first of these deals, with the British Airways Pension Fund, which formed part of our plan to release some £5bn of funds from property over five years, was completed during the second half. A second, larger joint venture transaction was completed with The British Land Company PLC after the year-end.

Combined, these two transactions involved the divestment to these joint ventures of some 5% of our UK store space. They realised £1,015m in net proceeds and were completed at very attractive initial yields below 4.5%, whilst also delivering significant property profits from which dividends are paid to shareholders. The average premium to book value on these transactions has been nearly 100%. Some of the proceeds have already been used to fund our share buy-back programme. Importantly, these joint ventures also provide us with the right platform to run our business for customers.

The net book value of our fixed assets is £17bn - most of it in freehold stores - even after last year's divestments. We estimate current market value to be around 65% higher than this. Given the store of value embedded in our property and the strength of our covenant we have decided to divest more freehold property assets than the £5bn we announced last April. This is consistent with our commitment to retain the strong asset-backing to our balance sheet and the freehold element of our property base will be maintained above 70%.

At least £1.5bn of our originally planned £5bn of proceeds were to be used to buy Tesco shares in the market, initially to offset future dilution to earnings per share and almost £470m has already been spent in this way. In light of our enlarged programme of property divestment, we now plan to return a total of least £3.0bn of the proceeds to shareholders.

STRATEGY

We have continued to make good progress with all four parts of our strategy:

- maintain a strong core UK business

- become an international retailer
- be as strong in non-food as in food
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop - in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

INTERNATIONAL

Despite challenging economic conditions and political uncertainty in some of our markets, our international businesses delivered another good performance. Sales growth has been strong - with like-for-like growth in all but one of our markets (Hungary being the exception) and profits have again moved ahead well. Margins continue to improve, despite absorbing significant integration costs from the in-market acquisitions we have completed in the year - in the Czech Republic, Poland and Malaysia.

We are building-out our store networks more rapidly in existing markets - through a combination of strong organic growth and acquisitions. 484 stores, with 8.2m square feet of selling area, were opened during the year, including 76 hypermarkets. This is four times the amount of new space opened in the UK. In Rest of Europe we opened over 4.7m square feet of space and in Asia 3.5m square feet.

These numbers included the acquisition of:

- 11 Carrefour stores in the Czech Republic in May 2006 as part of the asset swap deal announced in September 2005, plus 27 small stores from Edeka in April, which together added 1.2m square feet - or 45% to our space there.
- 146 Leader Price stores in Poland in December, which added a total of 1.4m square feet - the equivalent of 29% of the existing sales area.
- Eight large Makro stores in Malaysia in January, which added 0.9m square feet of sales area, nearly doubling our space in the market.

We are keen to participate further in the process of consolidation which is now taking place in many International markets but we are selective purchasers of assets or businesses.

At the end of February, our international operations were trading from 1,275 stores, including 411 hypermarkets, with a total of 40.4m square feet of selling space. Nearly 60% of Group sales area is now in International. Excluding the United States, we expect to open 442 new stores in our International markets during the current year, adding 7.6m square feet of selling area.

Returns - CROI*. All our established markets are now profitable and with growing local scale, increasing store maturity and the benefits of investment in central distribution now flowing, returns from our international operations are continuing to rise. On a constant currency basis, cash return on investment (CROI*) for International has increased again - to 11.5% with our lead markets overall maintaining significantly higher levels.

Asia. We have delivered a strong performance in Asia, despite challenging conditions in our two largest markets - Korea and Thailand.

- In **China** we trade from 47 hypermarkets, mainly in Shanghai, and the first stores in China's other large regional markets - Guangzhou, Shenzhen and Beijing (our first Tesco-fascia store) have opened well. Our new range of over 1,000 Tesco own brand lines have been well-received by customers. Hymall's sales have continued to grow strongly - up overall by 19% in the year, with strengthening like-for-like sales as the

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

year progressed. As a result of carrying higher overheads as we invest to equip the business to grow faster, it made a small loss after tax and interest, of which our share was £6m.

- In a still subdued retail market in **Japan** we made progress, with modest overall sales growth and a stronger like-for-like performance. Our focus in the year has been on refining and developing the trial Express-type stores into a profitable, expandable format and implementing our 'Tesco in a Box' suite of operating systems successfully. We now plan to push on with a much larger opening programme of up to 35 new stores this year.

- In **Korea**, Homeplus continued to do well, with solid sales and very strong profit growth in more challenging market conditions than in recent years. During the year we opened 29 new stores and, including extensions, almost 1 million square feet of space. Most of our new selling area came from large hypermarkets, but our development programme is now broadly-based with nearly 20% coming from store extensions, 21% from compact hypermarkets and the remainder from the roll-out of our successful Express convenience format, which now has almost 40 stores trading. We have a strong forward pipeline of new space, including plans to double the size of the Express business.

- Tesco **Malaysia** has made excellent progress, moving strongly through to profitability in the year, delivering another year of very strong (over 50%) sales growth, and achieving a near-doubling of space helped by the Makro acquisition, which completed in January. Substantial refits to the Makro stores have now begun, taking eight to nine weeks per store to complete and involving significant changes to layouts and ranges. We are developing a very good market position in Malaysia with a strong new store programme in place for this year which will add a further 22% of space to our network.

- Political uncertainty in **Thailand** during the second half of the year produced a difficult business climate. Nevertheless, Tesco Lotus, which has a strong market position, again performed well, delivering good growth in sales and profit. The successful development and roll-out of new small formats continues and to date, we have 370 stores trading across four formats, including 75 hypermarkets (of which 17 are Value stores). We also have 266 Express stores and 29 supermarkets which are proving very popular with customers.

Europe. Our rate of expansion in European markets stepped up significantly in the year with 4.7m square feet of new space added – representing almost 30% growth. Successful regional initiatives to strengthen our business – from pan-European purchasing of own brand products and fresh produce to the introduction of the Cherokee clothing range - have contributed to further improvements in our competitiveness. Customer numbers are up significantly and this is driving substantial market share gains.

- In the **Czech Republic**, our business has grown by almost two-thirds in the year and is now one of the leaders in the market. We again delivered strong profit growth despite competitive market conditions and the challenges of integrating the Carrefour and Edeka acquisitions. Conversion of the 11 Carrefour stores is almost complete, we have a strong organic store opening programme which will add some 13% to our space in the current year and we have begun remodelling our department stores – with the first, at Brno, performing well.

- We continued to make progress in **Hungary** but although overall sales grew, profit performance was below budget. The effects of government austerity measures last August on an already difficult economic and retail environment have been severe. Consumer spending levels are significantly down, with non-food categories particularly affected. Despite these challenges we have a strong market position which we have continued to strengthen by lowering prices, expanding our store network and

developing our infrastructure. We opened 14 new stores during the year, including 10 hypermarkets, and we plan to add 15% to our total space in the current year.

- Against the background of an improving economy and a consolidating retail industry in **Poland**, we are making very good progress, with rising sales, profits and returns. Sales growth has continued to be strong, driven by sustained improvement in existing store performance and a growing contribution from new space. The development of our 1k (around 10,000 sqft), 2k and 3k store formats as part of an enlarged opening programme is going well. The acquisition of the Leader Price stores from Casino, which was announced last July and completed in December has accelerated our 1k format expansion and contributed to a 37% overall space increase in Poland. Leader Price stores are being converted rapidly to Tesco with, on average, 25% sales uplifts.

- Tesco **Ireland** delivered another excellent performance with improved profits and another year of strong sales growth in existing stores. Our new store opening programme will be substantially bigger this year – with 240,000 square feet, representing growth of over 10%. The new 740,000 square feet distribution centre at Donabate, in north Dublin, opens this month. Our competitive position is also strong and we're investing more for customers – for example, our largest ever programme of price cuts in Ireland, which started last spring, has been well-received.

- In **Slovakia** the success of our compact hypermarket format and a strong economy have underpinned pleasing growth in sales, profits and returns. We now have 25 such stores, representing approaching half of our total space, with more planned. We introduced our 1k format this year – opening the first store at Vrable and we now have six trading with nine more planned this year. Our organic expansion will add 15% to our space this year.

- Our Kipa business in **Turkey**, continues to grow strongly and profitably and now has the capability and resources to become a national business. We now have 15 hypermarkets trading, with the majority now outside our base in Izmir, including our first store in Thrace, with 24 more planned for the current year. The early introduction of Express in Turkey has also gone well, with 15 stores now trading, including three in Antalya. We have invested in creating the infrastructure for a business of scale – initially in management and systems – and also in supply chain, with our first major distribution centre (at Yasibasi) covering 400,000 square feet, planned to open this month.

United States. We are on track to open our first stores – under the Fresh & Easy banner - on the west coast of the United States, as planned, later this year. Our El Segundo office is now staffed by over 150 people and the construction of our Riverside distribution centre on the eastern edge of Los Angeles (LA) is on schedule. Site acquisition for our 10,000 square foot convenience format stores is also going well and we expect to be able to open a significant number at launch across the LA, Phoenix, Las Vegas and San Diego markets.

Recruitment and training of staff for the stores will begin soon which, combined with the other pre-launch costs and initial trading losses, will involve a planned rise in estimated US start-up costs to around £65m in the current financial year. Thereafter, as previously announced, we expect initial trading losses to diminish and the business to move into profitability during its third financial year of operation. Our intention remains to commit some £250m of capital per annum to the US going forward, although given the phasing of our investment and the higher leasehold element of the early stores, capital invested last year was lower - at £89m. We will begin formal reporting of US performance separately within our International operations from opening.

CORE UK

Tesco made further good progress in the UK; coping well with recovering competitors by delivering an improved shopping trip for customers. UK sales grew by 9.0% in the year,

including a like-for-like increase of 5.6%. Both customer numbers and spend per visit increased.

Every Little Helps. We have continued to invest in the things that matter for customers and although we can still get better, we have made real improvements to the shopping trip:

- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again during the year (for more information see www.tesco.com). In a market to which food price inflation has returned for the first time in several years, driven by the higher energy costs and strong seasonal food prices, Tesco has invested more than ever in helping to keep prices as low as possible for customers. Only yesterday we made a further 500 price cuts across the store on a range of everyday products.

- The implementation of new checkout technology across our stores means that we can now monitor and manage the checkout service customers receive much more precisely - by customer, by store and by the hour. As a result, nearly 350,000 more customers a week receive our 'one-in-front' checkout queue promise.

- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has also improved again and more customers are able to buy everything they want when they shop at Tesco. Although there is still scope to get better - particularly during evenings and on Sundays - the most marked improvement has been achieved in fresh foods, which has seen a fifth consecutive year of higher availability.

- We've also introduced significant changes to our ranges in response to customer demand. For example, we are selling a much larger Organics range which is now fully integrated into ranges across our stores – with sales up almost 40%; we have introduced over 2,000 new premium lines, including a faster pace of new product launches for Finest.

- All of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and recent sales data suggests we have made a genuine impact on customer behaviour, which in turn has helped us to improve and reformulate many Tesco products.

Step-Change. We delivered efficiency savings ahead of plan in the year – with £350m achieved through the Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. We aim to make similar incremental savings in the current year.

New Space. We opened a total of just over 2m square feet of new sales area, adding a net 7.3% to our UK sales area during the year in all formats, of which 800,000 square feet was in store extensions, principally for Extra. We opened another 30 Extra hypermarkets, bringing the total to 147, most of them developed through extensions to existing stores. Extra now represents 37% of our total sales area.

In total, a further 2.1m square feet is planned to open in the current year, of which store extensions will represent over 30%, and a significant proportion of this will be allocated to non-food. 85 new Express stores opened during the year, bringing the overall total to 735 and a similar programme is planned for the current year.

NON-FOOD

Despite a less helpful consumer environment in the UK, our general merchandise business has again made very good progress, with sales growing significantly faster than in our core operations and the proportion of our sales represented by non-food rose to 25% (excluding petrol). With our relatively low market shares in many general merchandise categories, the growing popularity of our offer for customers and the scope to expand our stores or sell more though direct channels, these areas provide exciting growth opportunities for Tesco.

Group non-food sales have grown to £10.4bn, including £2.9bn in International. Sales growth, in the UK alone, was 11.6% in the year, with total non-food sales increasing to £7.6bn (included in reported UK sales). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency and the benefits of more direct sourcing in Asia.

We have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending. Most, but not all of our established categories, which benefit less from new space, grew strongly. Those which did well included health & beauty where sales increased by 9% and news and magazines, also up 9%. Although we increased market share, sales in Entertainment (DVD's, CD's etc) were weak as a result of the growth of internet downloading and deflation.

Our newer categories saw strong growth. Clothing sales again grew well – up by 16% - in a subdued market, partly affected by unseasonal weather and we made strong market share gains by volume and value. Some product groups, to which we have been able to allocate more space to in our larger Extra stores, did particularly well. For example, toys and sports goods were up 30%, consumer electronics sales rose by 35%, stationery and DIY both up by 23%.

Tesco Direct. Last September, we announced plans to expand our non-food offer substantially and make it more accessible for customers through tesco.com and our catalogue. We started Tesco Direct in a low key way – with initially 8,000 products offered on-line and 1,500 by catalogue, including new categories such as furniture. We have now launched a more comprehensive offer – with 11,000 items on our website, 7,000 of which are in our catalogue and begun the roll-out of several of our innovative options for customers to order and collect. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and market-leading delivery options, including two-hour slots for home delivery, the option to pick-up from some stores (soon to be 200) and very short lead times on furniture orders. Customer response so far has been very encouraging.

Homeplus. The performance of our Homeplus trial non-food stores – we now have six units trading - has been pleasing. Our most recent trial store in Chelmsford, trading from 50,000 square feet, has opened well. It stocks a general merchandise range similar to the assortment offered in larger Extra hypermarkets and is also able to provide more space than the earlier trial stores for promotions and seasonal events. A further large store is planned but no decisions have yet been taken on further expansion for this format.

RETAILING SERVICES

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- **Tesco Personal Finance (TPF)** has delivered a creditable performance in a difficult financial services market as a consequence of making higher provisions for bad and doubtful debt. Profit, net of interest and tax, is £130m (last year £139m) of which Tesco's share is £65m. Market conditions in two of TPF's core markets – credit cards and motor insurance – remain difficult, but a strong programme of new product launches is planned for the current year.

- **tesco.com** sales continued to grow strongly - up by 29.2% in the year to £1,226m. Profit, before the start-up costs associated with Tesco Direct also rose strongly - by 48.5% to £83.4m. The grocery and wine business now has over 850,000 regular customers and more than 250,000 orders a week.

- **Telecoms** moved into profit during the year and continued to build its customer base successfully through a combination of simple, great value tariffs, good service and innovative new products. Tesco Mobile, our joint-venture with O2, was the fastest-growing pay-as-you-go service in the UK in 2006, taking almost a 30% share of new business – and ended the year with 1.4m customers. It was also recognised in industry surveys* as number one for overall customer satisfaction. Strong sales of handsets in the year means that Tesco overall is now the UK's largest retailer of branded pay-as-you-go mobile phones.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

We have made significant progress this year on the Community Plan and on our key objectives of being a good neighbour in the communities we serve and being fair, responsible and honest, particularly on the environment. This has been recognised through our continued inclusion in FTSE4Good and Dow Jones Sustainability indices. Our key achievements in 2006/7 are:

Environment.

- We have committed today to reduce the amount of packaging on both branded and Tesco own label products by 25% by 2010. We will also label all our packaging according to whether it can be re-used, recycled or composted – and if it cannot, we will label that too. The first labelled products will be on our shelves by 2008.
- In the UK, Tesco has achieved an absolute reduction in energy use in our buildings, despite growing sales by 9% and sales area by over 7%. We have achieved this by making energy reduction a top priority throughout our business – from the boardroom through to our staff working in our stores.
- We are beginning the search for a universally accepted and commonly understood measure of the carbon footprint of our products covering their lifecycle from manufacture through to use. This will enable us to label all our products so that customers can compare their carbon footprint as easily as they can currently compare prices or nutritional profiles.
- Our Green Clubcard scheme – rewarding customers with extra Clubcard points for environmentally friendly behaviour – is helping us to meet our target of reducing carrier bags by 25% by 2008. Over 400m bags have already been saved since the scheme launched in August.
- We are also encouraging customers to make a difference by making green products more affordable. For example, we have permanently halved the price of energy-efficient light bulbs making them even more cost-effective than traditional light bulbs over their life-span.
- The rapid growth in sales of organic food is testimony to the fact that people will make greener choices if we give them the right information, opportunity and incentive. The competitive pricing of organic products means that, for many, they are no longer luxury items. We now sell them alongside the standard ranges, on the same shelves, instead of in a separate section. We have improved the range and this has helped to generate 40% year-on-year growth in sales.

Health.

- We are well on our way to our target of encouraging 2 million people to be physically active in events organised or sponsored by Tesco in the build up to the London 2012 Olympics. For example, over 240,000 people took part in the Tesco Great School Run, setting a Guinness World Record in the process and 750,000 women took part in the Cancer Research Race for Life in 2006/07, which has been supported by Tesco for the last five years.
- We are the first supermarket to complete front of pack nutritional labelling on all of our 6,600 eligible own-brand products.

* TNS Prognostics Mobile Satisfaction Survey, Q4 2006.

Community and Charities.

- We were pleased to be one of the first retailers to enter into Local Employment Partnerships, a new Government initiative announced in the recent Budget, whereby we will increase the prospects for unemployed people to get an interesting job and an opportunity to get on. This builds on our groundbreaking Tesco Regeneration Partnerships which have revitalised the prospects and opportunities for almost 4,000 people including long term unemployed, single parents, disabled and redundant workers, through our unique job guarantee for everyone who completes our training.
- Our Community Conference in partnership with the British Red Cross and the Work Foundation brought together voluntary groups, charities, businesses and Government to explore the role of business in local communities.
- We have already raised over £2.5m for our 2006 Charity of the Year, Whizz Kidz, which provides disabled children with their own customised mobility equipment, with more money coming in. This is £1m more than our original target of £1.5m.
- Our 2007 Charity of the Year is the British Red Cross. As well as aiming to raise £2m, we are also working with them to develop a volunteering scheme for our staff, giving them paid time off to make a positive contribution to local communities.
- We are helping schools through our Computers for Schools, and Sports for Schools and Clubs schemes. We have now given away over £108m in computer equipment since Computers for Schools launched in 1992, and in 2006/07 gave away over £7.5m worth of equipment and lessons through Sports for Schools and Clubs.

Suppliers & Farmers.

- We are committed to increasing the number of local products in store. Regional roadshows in Cornwall, the Isle of Wight, the North-West and Wales attracted over 300 small suppliers and we have already launched 58 new lines in our South West stores as a result of the roadshow in Cornwall.
- We will help dairy farmers by offering direct contracts to named farmers, raising the price they receive to around 22 pence per litre, and sourcing more for our 'Localchoice' milk from local farms and sold for slightly more per litre than standard milk so that these smaller producers can make returns more in line with the proportionately higher costs of their business.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church Angus Maitland - The Maitland Consultancy	01992 644645 0207 379 5151

This document is available via the internet at www.tesco.com/investor

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB.

A Cantos interview with Sir Terry Leahy is available now to download in video, audio and transcript form at either www.tesco.com/corporate or www.cantos.com

Appendix A - Segmental Income Statement on a comparable 52-week basis (unaudited)

	2006/07 Year ended 24 February 2007					2005/06 Year ended 25 February 2006					Growth				
	UK £m	Asia £m	Rest of Europe £m	Intnl. £m	Group £m	UK £m	Asia £m	Rest of Europe £m	Intnl. £m	Group £m	UK	Asia	Rest of Europe	Intnl.	Group
Continuing operations															
Revenue (sales excluding VAT)	32,665	4,417	5,559	9,976	42,641	29,990	3,780	4,673	8,453	38,443	8.9%	16.9%	19.0%	18.0%	10.9%
Trading profit	**1,914**	**246**	**318**	**564**	2,478	**1,752**	**207**	**271**	**478**	2,230	**9.2%**	**18.8%**	**17.3%**	**18.0%**	**11.1%**
Trading profit margin	5.9%	5.6%	5.7%	5.7%	5.8%	5.8%	5.5%	5.8%	5.7%	5.8%	0.0%	0.1%	-0.1%	0.0%	0.0%
Add: Property profit/ (loss)	98	(6)	-	(6)	92	90	(7)	(6)	(13)	77					
Deduct: IAS 19 pensions charge	(452)	(9)	(5)	(14)	(466)	(318)	(5)	(5)	(10)	(328)					
Add back: Normal cash pension contributions	308	10	3	13	321	264	3	3	6	270					
Add: Pensions adjustment - Finance Act 2006	250	-	8	8	258	-	-	-	-	-					
Deduct: Impairment of Gerrards Cross site	(35)	-	-	-	(35)	-	-	-	-	-					
Statutory operating profit	**2,083**	**241**	**324**	**565**	**2,648**	**1,788**	**198**	**263**	**461**	**2,249**	**16.5%**	**21.7%**	**23.2%**	**22.6%**	**17.7%**
Share of post-tax profits of JVs and associates					**59**					**82**					
Share of post-tax profits of JV property-related items					**47**					-					
Profit on sale of investments in associates					**25**					-					
Net finance costs					**(126)**					**(125)**					
Statutory profit before tax					**2,653**					**2,206**					**20.3%**
Adjustments:															
Add back: IAS 32 and IAS 39 effect					**4**					**9**					
Add back: IAS 19 pensions charge					**432**					**303**					
Deduct: Normal cash pension contributions					**(321)**					**(270)**					
Pensions adjustment - Finance Act 2006					**(258)**					-					
Impairment of Gerrards Cross site					**35**					-					
Underlying profit before tax					**2,545**					**2,248**					**13.2%**
Tax					**(772)**					**(640)**					
Profit for the period from continuing operations					**1,881**					**1,566**					
Discontinued operation															
Profit/(Loss) for the period from discontinued operation					**18**					**(10)**					
Profit for the period					**1,899**					**1,556**					22.0%

Appendix B - 2005/06 Segmental Income Statement on a 52-week and 60-week basis (unaudited)

	Comparable results 2005/06 52 weeks for UK, ROI and International ending 25 February 2006					Previously published results 2005/06 52 weeks for UK and ROI, 60 weeks for International ending 25 February 2006					Movement in base				
	UK £m	Asia £m	Rest of Europe £m	Intnl. £m	Group £m	UK £m	Asia £m	Rest of Europe £m	Intnl. £m	Group £m	UK	Asia	Rest of Europe	Intnl.	Group
Continuing operations															
Revenue (sales excluding VAT)	29,990	3,780	4,673	8,453	38,443	29,990	4,369	5,095	9,464	39,454	-	(589)	(422)	(1,011)	(1,011)
Trading profit	**1,752**	**207**	**271**	**478**	**2,230**	**1,752**	**238**	**271**	**509**	**2,261**	**0.0%**	**-13.0%**	**0.0%**	**-6.1%**	**-1.4%**
Trading profit margin	5.8%	5.5%	5.8%	5.7%	5.8%	5.8%	5.4%	5.3%	5.4%	5.7%	+0.0%	+0.0%	+0.5%	+0.3%	+0.1%
Add: Property profit / (loss)	90	(7)	(6)	(13)	77	90	(7)	(6)	(13)	77					
Deduct: IAS 19 pensions charge	(318)	(5)	(5)	(10)	(328)	(318)	(5)	(5)	(10)	(328)					
Add back: Normal cash pension contributions	264	3	3	6	270	264	3	3	6	270					
Statutory operating profit	**1,788**	**198**	**263**	**461**	**2,249**	**1,788**	**229**	**263**	**492**	**2,280**	-	(31)	-	(31)	**(31)**
Share of post-tax profits of JVs and associates					82					82					-
Net finance costs					(125)					(127)					2
Statutory profit before tax					**2,206**					**2,235**					**(29)**
Adjustments:															
Add back: IAS 32 and IAS 39 effect					9					9					
Add back: IAS 19 pensions charge					303					303					
Deduct: Normal cash pension contributions					(270)					(270)					
Underlying profit before tax					**2,248**					**2,277**					**(29)**
Tax					(640)					(649)					**9**
Profit for the period from continuing operations					1,566					1,586					**(20)**
Discontinued operation															
Profit/(Loss) for the period from discontinued operation					(10)					(10)					**-**
Profit for the period					1,556					1,576					**(20)**

TESCO PLC

GROUP INCOME STATEMENT

Year ended 24 February 2007

	Notes	2007 £m	2006[1] £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**42,641**	**39,454**	**8.1**
Cost of sales		(39,401)	(36,426)	
Pensions adjustment - Finance Act 2006		258	-	
Impairment of Gerrards Cross site		(35)	-	
Gross profit		**3,463**	**3,028**	
Administrative expenses		(907)	(825)	
Profit arising on property-related items		92	77	
Operating profit	2	**2,648**	**2,280**	**16.1**
Share of post-tax profits of joint ventures and associates (including £47m of property-related items (2005/06: £nil))		106	82	
Profit on sale of investments in associates		25	-	
Finance income		90	114	
Finance costs		(216)	(241)	
Profit before tax		**2,653**	**2,235**	**18.7**
Taxation	3	(772)	(649)	
Profit for the year from continuing operations		**1,881**	**1,586**	**18.6**
Discontinued operation				
Profit/(loss) for the year from discontinued operation		18	(10)	
Profit for the year		**1,899**	**1,576**	**20.5**
Attributable to:				
Equity holders of the parent		1,892	1,570	
Minority interests		7	6	
		1,899	1,576	
Earnings per share from continuing and discontinued operations				
Basic	5	23.84p	20.07p	18.8
Diluted	5	23.54p	19.79p	18.9
Earnings per share from continuing operations				
Basic	5	23.61p	20.20p	16.9
Diluted	5	23.31p	19.92p	17.0

Non-GAAP measure: underlying profit before tax		£m	£m	
Profit before tax (excluding discontinued operation)		2,653	2,235	18.7
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' Fair value measurements		4	9	
Total IAS 19 Income Statement charge for pensions	6	432	303	
'Normal' cash contributions for pensions	6	(321)	(270)	
Exceptional items: Pensions adjustment - Finance Act 2006	6	(258)	-	
Impairment of Gerrards Cross site		35	-	
Underlying profit before tax	**1**	**2,545**	**2,277**	**11.8**
Underlying diluted earnings per share	5	22.36p	20.30p	10.1

Dividend per share (including proposed final dividend)	4	9.64p	8.63p	11.7

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 60 weeks (January 2005 to 28 February 2006) for the majority of the remaining International businesses.

TESCO PLC
GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 24 February 2007

	Notes	2007 £m	2006[1] £m
(Loss)/gain on revaluation of available-for-sale investments		(1)	2
Foreign currency translation differences		(65)	32
Actuarial gain/(loss) on defined benefit pension schemes	6	114	(442)
(Loss)/gain on cash flow hedges		(38)	39
Tax on items taken directly to equity		12	133
Net income/(expense) recognised directly in equity		**22**	**(236)**
Profit for the year		1,899	1,576
Total recognised income and expense for the year		**1,921**	**1,340**
Attributable to:			
Equity holders of the parent	9	1,920	1,327
Minority interests		1	13
		1,921	1,340

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 60 weeks (January 2005 to 28 February 2006) for the majority of the remaining International businesses.

TESCO PLC
GROUP BALANCE SHEET
As at 24 February 2007

	Notes	24 February 2007 £m	25 February 2006 £m
Non-current assets			
Goodwill and other intangible assets		2,045	1,525
Property, plant and equipment		16,976	15,882
Investment property		856	745
Investments in joint ventures and associates		314	476
Other investments		8	4
Deferred tax assets		32	12
		20,231	18,644
Current assets			
Inventories		1,931	1,464
Trade and other receivables		1,079	892
Derivative financial instruments		108	70
Current tax assets		8	-
Cash and cash equivalents		1,042	1,325
		4,168	3,751
Non-current assets classified as held for sale and assets of the disposal group		408	168
		4,576	3,919
Current liabilities			
Trade and other payables		(6,046)	(5,083)
Financial liabilities			
- Borrowings		(1,554)	(1,646)
- Derivative financial instruments and other liabilities		(87)	(239)
Current tax liabilities		(461)	(462)
Provisions		(4)	(2)
		(8,152)	(7,432)
Liabilities directly associated with the disposal group		-	(86)
		(8,152)	(7,518)
Net current liabilities		(3,576)	(3,599)
Non-current liabilities			
Financial liabilities			
- Borrowings		(4,146)	(3,742)
- Derivative financial instruments and other liabilities		(399)	(294)
Post-employment benefit obligations	6	(950)	(1,211)
Other non-current liabilities		(29)	(29)
Deferred tax liabilities		(535)	(320)
Provisions		(25)	(5)
		(6,084)	(5,601)
Net assets		10,571	9,444

TESCO PLC
GROUP BALANCE SHEET (continued)
As at 24 February 2007

	Notes	24 February 2007 £m	25 February 2006 £m
Equity			
Share capital		397	395
Share premium account		4,376	3,988
Other reserves		40	40
Retained earnings		5,693	4,957
Equity attributable to equity holders of the parent		10,506	9,380
Minority interests		65	64
Total equity	9	10,571	9,444

TESCO PLC

GROUP CASH FLOW STATEMENT

Year ended 24 February 2007

	Notes	2007 £m	2006[1] £m
Cash flows from operating activities			
Cash generated from operations	7	3,532	3,412
Interest paid		(376)	(364)
Corporation tax paid		(545)	(429)
Net cash from operating activities		**2,611**	**2,619**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(325)	(54)
Proceeds from sale of subsidiary, net of cash disposed		22	-
Proceeds from sale of joint ventures and associates		41	-
Purchase of property, plant and equipment and investment property		(2,852)	(2,561)
Proceeds from sale of property, plant and equipment		809	664
Purchase of intangible assets		(174)	(139)
Net increase in loans to joint ventures		(21)	(16)
Invested in joint ventures and associates		(49)	(34)
Dividends received		124	82
Interest received		82	96
Net cash used in investing activities		**(2,343)**	**(1,962)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		156	123
Net increase in/(repayment of) borrowings		184	(109)
New finance leases		99	-
Repayment of obligations under finance leases		(15)	(6)
Dividends paid		(467)	(441)
Own shares purchased		(490)	(59)
Net cash used in financing activities		**(533)**	**(492)**
Net (decrease)/increase in cash and cash equivalents		**(265)**	**165**
Cash and cash equivalents at beginning of year		**1,325**	**1,146**
Effect of foreign exchange rate changes		(18)	16
Cash and cash equivalents at end of year		**1,042**	**1,327**
Less cash held in disposal group		-	(2)
Cash and cash equivalents not held in a disposal group		**1,042**	**1,325**

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 60 weeks (January 2005 to 28 February 2006) for the majority of the remaining International businesses.

Reconciliation of net cash flow to movement in net debt

Year ended 24 February 2007

	Notes	2007 £m	2006[1] £m
Net (decrease)/increase in cash and cash equivalents		(265)	165
Net cash (inflow)/outflow from debt and lease financing		(268)	115
Net debt included within the disposal group		-	55
Other non-cash movements		18	(357)
Increase in net debt in the year		(515)	(22)
Opening net debt		**(4,509)**	**(4,487)**
Closing net debt	8	**(5,024)**	**(4,509)**

NB: The reconciliation of net cash flow to movement in net debt note is not a primary statement and does not form part of the cash flow statement.

[1] Results for the year ended 25 February 2006 include 52 weeks for the UK and the Republic of Ireland and 60 weeks (January 2005 to 28 February 2006) for the majority of the remaining International businesses.

The financial information for the year ended 24 February 2007 was approved by the Directors on 16 April 2007.

NOTE 1 Basis of preparation

This consolidated financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and uses International Financial Reporting Standards (IFRS) accounting policies consistent with those described in the Annual Report and Financial Statements 2006.

The financial information set out in this document does not constitute statutory accounts for the years ended 24 February 2007 or 25 February 2006 but is derived from the 2007 Annual Report and Financial Statements. The Annual Report and Financial Statements for 2006 have been delivered to the Registrar of Companies and the Annual Report and Financial Statements for 2007 will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' adjustments - fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross-currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore, within underlying profit we have included the 'normal' cash contributions for pensions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-retirement benefits.

Use of non-GAAP profit measures (continued)

Underlying profit (continued)

- Exceptional items – due to their significance and special nature certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. In 2006/07 exceptional items are as follows:
  - Pensions adjustment relating to the Finance Act 2006 - Following changes introduced by the Finance Act with effect from April 2006 (A-Day), Tesco's UK approved pension schemes have implemented revised terms for members exchanging pension at retirement date, allowing them to commute (convert) a larger amount of their pension to a tax-free lump sum on retirement. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability have been revised, and a gain of £250m has been recognised in the Income Statement during the year. Changes to scheme rules in ROI affecting early retirement has reduced pension liabilities by a further £8m, which is also shown as a past service gain in the Group Income Statement. Future revisions to the commutation assumption will be reflected within the Group Statement of Recognised Income and Expense.
  - Impairment of Gerrards Cross site – As detailed in the 2006 Annual Report, the Group regards each individual store as a cash-generating unit, with each store tested for impairment if there are indications of impairment at the Balance Sheet date. We are facing continuing uncertainty in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. No decision has yet been taken about the future for this site. However, at year-end we have written off the carrying value of our existing asset there (an impairment charge of £35m). We are not yet in a position to assess any recoveries or liabilities in respect of ongoing claims.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before exceptional items, profit/(loss) arising on property-related items and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. Following its disposal during the year, the Taiwanese business (previously included within the Asia segment) is classified as a discontinued operation in both the current and prior year.

	Year ended 24 February 2007			Year ended 25 February 2006		
	Sales including VAT	Revenue excluding VAT	Operating profit	Sales including VAT	Revenue excluding VAT	Operating profit
	£m	£m	£m	£m	£m	£m
Continuing operations						
UK	35,580	32,665	2,083	32,657	29,990	1,788
Rest of Europe	6,324	5,559	324	5,820	5,095	263
Asia	4,707	4,417	241	4,660	4,369	229
	46,611	42,641	2,648	43,137	39,454	2,280
Share of post-tax profit of joint ventures and associates			106			82
Profit on sale of investments in associates			25			-
Net finance costs			(126)			(127)
Profit before tax			**2,653**			**2,235**
Taxation			(772)			(649)
Profit for the year from continuing operations			**1,881**			**1,586**
Profit/(loss) from discontinued operation			18			(10)
Profit for the year			**1,899**			**1,576**

Reconciliation of operating profit to trading profit – continuing operations

	Year ended 24 February 2007				Year ended 25 February 2006			
	UK	Rest of Europe	Asia	Total	UK	Rest of Europe	Asia	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit	**2,083**	**324**	**241**	**2,648**	**1,788**	**263**	**229**	**2,280**
Adjustments:								
(Profit)/loss arising on property-related items	(98)	-	6	(92)	(90)	6	7	(77)
IAS 19 Income Statement charge for pensions	452	5	9	466	318	5	5	328
'Normal' cash contributions for pensions	(308)	(3)	(10)	(321)	(264)	(3)	(3)	(270)
Exceptional items:								
- Pensions adjustment – Finance Act 2006	(250)	(8)	-	(258)	-	-	-	-
- Impairment of Gerrards Cross site	35	-	-	35	-	-	-	-
Trading profit	**1,914**	**318**	**246**	**2,478**	**1,752**	**271**	**238**	**2,261**
Trading margin	5.9%	5.7%	5.6%	5.8%	5.8%	5.3%	5.4%	5.7%

NOTE 3 Taxation

	2007 £m	2006 £m
UK	675	577
Overseas	97	72
	772	649

NOTE 4 Dividends

	2007 Pence/share	2006 Pence/share	2007 £m	2006 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the prior financial year	6.10	5.27	482	410
Interim dividend for the current financial year	2.81	2.53	224	199
	8.91	**7.80**	**706**	**609**
Proposed final dividend for the current financial year	6.83	6.10	542	482

The proposed final dividend was approved by the Board on 16 April 2007 and is subject to the approval of shareholders at the Annual General Meeting. The proposed dividend has not been included as a liability as at 24 February 2007, in accordance with IAS 10 'Events after the balance sheet date'. It will be paid on 6 July 2007 to shareholders who are on the register of members on 27 April 2007.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2007			2006		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	1,874	-	1,874	1,580	-	1,580
Discontinued operation	18	-	18	(10)	-	(10)
Total	1,892	-	1,892	1,570	-	1,570
Weighted average number of shares (millions)	7,936	102	8,038	7,823	109	7,932
Earnings per share (pence)						
Continuing operations	23.61	(0.30)	23.31	20.20	(0.28)	19.92
Discontinued operation	0.23	-	0.23	(0.13)	-	(0.13)
Total	23.84	(0.30)	23.54	20.07	(0.28)	19.79

NOTE 5 Earnings per share and diluted earnings per share (continued)

Continuing operations underlying diluted earnings per share reconciliation

	2007 %	2007 £m	2006 %	2006 £m
Underlying profit		2,545		2,277
Effective tax rate on continuing operations	29.10	(741)	29.04	(661)
Minority interests		(7)		(6)
Underlying earnings		1,797		1,610
Underlying diluted earnings per share (pence)		22.36p		20.30p

NOTE 6 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant are the funded defined benefit schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 24 February 2007. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	24 Feb 2007 %	25 Feb 2006 %
Discount rate	5.2	4.8
Price inflation	3.0	2.7
Rate of increase in salaries	4.5	4.0
Rate of increase in pensions in payment	3.0	2.7
Rate of increase in deferred pensions	3.0	2.7
Rate of increase in career average benefits	3.0	2.7

NOTE 6 Post-employment benefits (continued)

Movement in the deficit during the year

	2007 £m	2006 £m
Deficit in schemes at beginning of the year	(1,211)	(735)
Movement in year:		
Current service cost	(466)	(328)
Other finance income	34	25
Contributions	321	270
Actuarial gain/(loss) and other movements	114	(443)
Past service gains (A-Day – Finance Act 2006)	258	-
Deficit in schemes at end of the year	**(950)**	**(1,211)**

Pensions adjustment arising from the Finance Act 2006 - Commutation (A-Day)

In line with changes to the Finance Act, the scheme rules were amended from 6 April 2006 to allow employees to commute a larger proportion of their pension for a cash lump sum at retirement. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability have been revised, resulting in a gain of £250m being recognised in Group operating profit.

Changes to scheme rules in ROI affecting early retirement have reduced pension liabilities by a further £8m and is also shown as a past service gain in the Group Income Statement.

Future revisions to the commutation assumption will be reflected within the Group Statement of Recognised Income and Expense.

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	2007 £m	2006 £m
Profit before tax	2,653	2,235
Net finance costs	126	127
Share of post-tax profits of joint ventures and associates	(106)	(82)
Profit on sale of investments in associates	(25)	-
Operating profit	2,648	2,280
Operating loss of discontinued operation	(4)	(9)
Depreciation and amortisation	878	838
Profit arising on property-related items	(92)	(77)
Loss on disposal of non-property assets	-	4
Increase/(decrease) of impairment provisions	19	(5)
(Decrease)/increase in pension deficit	(113)	58
Share-based payments	185	142
Increase in inventories	(420)	(146)
Increase in trade and other receivables	(81)	(38)
Increase in trade and other payables	512	365
Decrease in working capital	11	181
Cash generated from operations	**3,532**	**3,412**

NOTE 8 Analysis of changes in net debt

	At 25 February 2006 £m	Cash flow £m	Other non-cash movements £m	At 24 February 2007 £m
Cash and cash equivalents	1,325	(265)	(18)	1,042
Finance lease receivables	17	(5)	-	12
Derivative financial instruments	70	(61)	99	108
Cash and receivables	**1,412**	**(331)**	**81**	**1,162**
Bank and other borrowings	(1,626)	442	(334)	(1,518)
Finance lease payables	(20)	7	(23)	(36)
Derivative financial instruments	(239)	232	(80)	(87)
Debt due within one year	**(1,885)**	**681**	**(437)**	**(1,641)**
Bank and other borrowings	(3,658)	(819)	478	(3,999)
Finance lease payables	(84)	(86)	23	(147)
Derivative financial instruments	(294)	22	(127)	(399)
Debt due after one year	**(4,036)**	**(883)**	**374**	**(4,545)**
	(4,509)	**(533)**	**18**	**(5,024)**

NOTE 9 Reconciliation of movements in equity

	2007 £m	2006 £m
Equity attributable to equity holders of the parent:		
As at beginning of year	**9,380**	**8,289**
Total recognised income and expense for the year	1,920	1,327
Share-based payments	185	45
Future purchases of minority interests	(88)	-
New share capital subscribed less expenses	156	123
Share buy backs	(475)	-
(Increase)/reduction in own shares held	(105)	38
Dividends to equity holders of the parent company	(706)	(609)
Payment of dividends by shares in lieu of cash	239	167
As at end of year	**10,506**	**9,380**
Minority interests	65	64
Total equity	**10,571**	**9,444**

Note 10 Business Combinations and Discontinued Operation

Business Combinations

The Group made a number of acquisitions in the year ended 24 February 2007, including:
- dunnhumby Limited, United Kingdom
- Carrefour Česká Republika s.r.o, Czech Republic
- Leader Price Polska Sp z.o.o. , Poland
- Hymall, China
- Makro, Malaysia

The full details of the assets acquired and impacts on the financial performance and position of the Group will be disclosed in the Annual Report and Financial Statements 2007.

In 2006/07, acquisitions have contributed £259m to revenue and a £9m operating loss.

Discontinued Operation

On 31 May 2006, the Group sold its business operation in Taiwan to Carrefour as part of a transaction to acquire Carrefour's Czech business.

The net result of the Taiwanese business has been presented as a discontinued operation in the Income Statement for the current and prior year, and the net assets of the business were classified as a disposal group on the Balance Sheet at 25 February 2006.

During the period to 31 May 2006, the Taiwanese business made an operating loss of £4m; £22m has been recognised as a profit on disposal of the operation.

Note 11 Annual Review

Copies of the 2007 Annual Review and Summary Financial Statement will be sent to all shareholders. Copies of the 2007 Annual Report and Financial Statements will be sent to shareholders who have requested them. Copies of both documents will be available in early June 2007 from the Company Secretary, Tesco PLC, PO Box 18, Delamare Road, Cheshunt, Waltham Cross, Hertfordshire, EN8 9SL. These documents will also be available on the internet at www.tesco.com

Note 12 AGM

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Friday 29 June 2007 at 10.30am.

END